Exhibit 23.3

Chen and Lin

Taipei, Taiwan R.O.C.

October 8, 2004

Monolithic Power Systems, Inc.

983 University Avenue

Building A

Los Gatos, CA 95032

Re: Monolithic Power Systems, Inc. Registration Statement on Form S-1.

Dear Sirs:

We hereby consent to the reference to our firm under the captions “Experts,” “Risk Factors—If we are unsuccessful in our current lawsuits with O2 Micro International Limited in either the U.S. or in Taiwan, we could be enjoined from selling many of our products and/or be required to pay substantial damages or fines. Any unfavorable outcome would cause our revenues to decline significantly and severely harm our business and operating results,” and “Legal Proceedings—O2 Micro—Taiwan Litigation” and in Note 11 under “Notes to Consolidated Financial Statements” in Monolithic Power Systems, Inc.’s Registration Statement on Form S-1.

Very truly yours,
CHEN AND LIN

By:	/s/ C.H. CHEN
C.H. Chen